SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (AMENDMENT NO. 5)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                        SUPREME INTERNATIONAL CORPORATION
-------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    868610106
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  SCHEDULE 13G

------------------------------------
CUSIP NO. 868610106
------------------------------------

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Fanny Hanono

-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                        (b) [ ]
-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                        314,958
        NUMBER OF             -------------------------------------------------
         SHARES                  6      SHARED VOTING POWER
      BENEFICIALLY
        0WNED BY                        84,900
         EACH                 -------------------------------------------------
      REPORTING                  7      SOLE DISPOSITIVE POWER
        PERSON
         WITH                           314,958
                              -------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        84,900
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            399,858(1)
-------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.0%(2)
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

----------------------
1 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 84,900 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

2 Calculated on the basis of 6,712,374 shares of Common Stock outstanding on December 31, 1998.

                               Page 2 of 6 Pages

                                  SCHEDULE 13G

------------------------------------
CUSIP NO. 868610106
------------------------------------

-------------------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS

            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Salomon Hanono
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY

-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            U.S.A.
-------------------------------------------------------------------------------
                                 5      SOLE VOTING POWER

                                        16,250
        NUMBER OF             -------------------------------------------------
         SHARES                  6      SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY                         399,858
         EACH                 -------------------------------------------------
       REPORTING                 7      SOLE DISPOSITIVE POWER
        PERSON
         WITH                           16,250
                              -------------------------------------------------
                                 8      SHARED DISPOSITIVE POWER

                                        399,858
-------------------------------------------------------------------------------
    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            416,108(1)
-------------------------------------------------------------------------------
    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


-------------------------------------------------------------------------------
    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

            6.4%(2)
-------------------------------------------------------------------------------
    12      TYPE OF REPORTING PERSON*

            IN
-------------------------------------------------------------------------------

----------------------
1 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono, Salomon Hanono's spouse is the sole shareholder of the general partner and the sole limited partner, 84,900 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director, and 11,250 shares of Common Stock owned by Salomon Hanono held pursuant to the grant of stock options.

2 Calculated on the basis of 6,712,374 shares of Common Stock outstanding on December 31, 1998.

                               Pages 3 of 6 Pages

ITEM 1(A).        NAME OF ISSUER:

                  Supreme International Corporation

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

ITEM 2(A).        NAME OF PERSON FILING:

                  Fanny Hanono and Salomon Hanono

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  3000 N.W. 107th Avenue
                  Miami, Florida 33172

ITEM 2(C).        CITIZENSHIP:  SEE ITEM 4 ON COVER PAGE

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  868610106

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

                               Pages 4 of 6 Pages

ITEM 4.           OWNERSHIP:

I.       Fanny Hanono

        (a)      Amount Beneficially Owned: 399,858(1) shares.
                                            ---------------
        (b)      Percent of Class:    6.0%(2)
                                      -----
        (c)      Number of shares as to which such person has:

                 (i)    sole power to vote or to direct to vote          314,958
                                                                         -------

                 (ii)   shared power to vote or to direct the vote        84,900
                                                                         -------
                 (iii)  sole power to dispose or to direct the
                        disposition of                                   314,958
                                                                         -------
                 (iv)   shared power to dispose or to direct
                        disposition of                                    84,900
                                                                         -------
II.      Salomon Hanono

         (a)      Amount Beneficially Owned: 411,108(3) shares.
                                             ---------------
         (b)      Percent of Class: 6.4%(2)
                                    -----
         (c)      Number of Shares as to which such person has:

                  (i)      sole power to vote or to direct to vote        16,250
                                                                         -------

                  (ii)     shared power to vote or to direct the vote    399,858
                                                                         -------

                  (iii)    sole power to dispose or to direct the
                           disposition of                                 16,250
                                                                          ------
                  (iv)     shared power to dispose or to direct
                           disposition of                                399,858
                                                                         -------
----------------------
1 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 84,900 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

2 Calculated on the basis of 6,712,374 shares of Common Stock outstanding on December 31, 1998.

3 Represents 314,958 shares of Common Stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner, 84,900 shares of Common Stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director, and 11,250 shares of Common Stock owned by Salomon Hanono held pursuant to the grant of stock options.

                               Pages 5 of 6 Pages

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1999                            /s/ FANNY HANONO
                                                    ----------------------------
                                                    Fanny Hanono

Dated:  February 9, 1999                            /s/ SALOMON HANONO
                                                    ---------------------------
                                                    Salomon Hanono
                               Page 6 of 6 Pages